UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Millendo Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60040X103

(CUSIP Number)

December 7, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60040X103		13G	Page 2 of 14 Pages

1	Names of Reporting Persons Frazier Healthcare VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,396,615

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,396,615

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,615

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%

12	Type of Reporting Person PN

CUSIP No. 60040X103		13G	Page 3 of 14 Pages

1	Names of Reporting Persons FHM VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,396,615

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,396,615

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,615

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%

12	Type of Reporting Person PN

CUSIP No. 60040X103		13G	Page 4 of 14 Pages

1	Names of Reporting Persons FHM VI, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,396,615

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,396,615

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,615

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%

12	Type of Reporting Person OO

CUSIP No. 60040X103		13G	Page 5 of 14 Pages

1	Names of Reporting Persons Alan Frazier

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,396,615

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,396,615

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,615

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%

12	Type of Reporting Person IN

CUSIP No. 60040X103		13G	Page 6 of 14 Pages

1	Names of Reporting Persons Nader Naini

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,396,615

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,396,615

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,615

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%

12	Type of Reporting Person IN

CUSIP No. 60040X103		13G	Page 7 of 14 Pages

1	Names of Reporting Persons Patrick Heron

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,396,615

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,396,615

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,615

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%

12	Type of Reporting Person IN

CUSIP No. 60040X103		13G	Page 8 of 14 Pages

1	Names of Reporting Persons James Topper

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,396,615

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,396,615

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,615

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%

12	Type of Reporting Person IN

CUSIP No. 60040X103		13G	Page 9 of 14 Pages

1	Names of Reporting Persons Nathan Every

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,396,615

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,396,615

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,615

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%

12	Type of Reporting Person IN

CUSIP No. 60040X103	13G	Page 10 of 14 Pages

Item 1(a).	Name of Issuer: Millendo Therapeutics, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 301 N. Main Street, Suite 100, Ann Arbor, MI 48104

Item 2(a).

Name of Persons Filing:
Frazier Healthcare VI, L.P. (“FH VI”), FHM VI, L.P. (“FM VI LP”), and FHM VI, L.L.C. (“FM VI LLC”), Alan Frazier (“Frazier”), Nader Naini (“Naini”), Patrick Heron (“Heron”), James Topper (“Topper”), and Nathan Every (“Every”) (each, a “Reporting Person and collectively, the “Reporting Persons”). FM VI LP is the sole general partner of FH VI. FM VI LLC is the sole general partner of FM VI LP. Frazier, Naini, Heron, Topper, and Every (collectively, the “Members”) are all of the members of FM VI LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of each of the Reporting Persons is: c/o Frazier Healthcare Partners 601 Union Street, Suite 3200 Seattle, WA 98101
Item 2(c).

Citizenship:
FH VI and FM VI LP are limited partnerships organized under the laws of the State of Delaware. FM VI LLC is a limited liability company organized under the laws of the State of Delaware. Each of the Members is a United States Citizen.

Item 2(d).	Title of Class of Securities: Common stock, $0.001 par value (the “Common Stock”).
Item 2(e).	CUSIP Number: 60040X103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 60040X103	13G	Page 11 of 14 Pages

Item 4.	Ownership.
(a)

Amount beneficially owned:

FH VI is the record owner of 1,396,615 Common Stock (the “Record Shares”). As the general partner of FH IV, FM VI LP may be deemed to own beneficially the Record Shares. As the general partner of FM VI LP., FM VI LLC likewise may be deemed to own beneficially the Record Shares. As the managing members of FM VI LLC, each of the Members also may be deemed to own beneficially the Record Shares.

(b)

Percent of class:

See Line 11 of the cover sheets. In accordance with Rule 13d-1(j), the percentages relating to beneficial ownership of Common Stock are based on 12,914,312 outstanding Common Shares of the Issuer.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: see line 5 of cover sheets.
(ii) Shared power to vote or to direct the vote: see line 6 of cover sheets.
(iii) Sole power to dispose or to direct the disposition: see line 7 of cover sheets.
(iv) Shared power to dispose or to direct the disposition: see line 8 of cover sheets.
Each Reporting Person disclaims beneficial ownership of such shares of Ordinary Shares except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits.

Exhibit 1 - Agreement regarding filing of joint Schedule 13G.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 60040X103	13G	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 17, 2018

FRAZIER HEALTHCARE VI, L.P.

By: FHM VI, L.P., its General Partner

By: FHM VI, L.L.C., its General Partner

By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

FHM VI, L.P.

By: FHM VI, L.L.C., its General Partner

By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

FHM VI, L.L.C.

By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

*
Alan Frazier

*
Nader Naini

*
Patrick Heron

*
James Topper

*
Nathan Every

*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13G was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 60040X103	13G	Page 13 of 14 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Allena Pharmaceuticals, Inc.

Dated December 17, 2018

FRAZIER HEALTHCARE VI, L.P.

By: FHM VI, L.P., its General Partner

By: FHM VI, L.L.C., its General Partner

By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

FHM VI, L.P.

By: FHM VI, L.L.C., its General Partner

By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

FHM VI, L.L.C.

By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

*
Alan Frazier

*
Nader Naini

*
Patrick Heron

*
James Topper

*
Nathan Every

*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 60040X103	13G	Page 14 of 14 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steve R. Bailey with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 16th day of February, 2016.

/s/ Alan Frazier
Alan Frazier

/s/ Nader Naini
Nader Naini

/s/ Patrick Heron
Patrick Heron

/s/ James Topper
James Topper

/s/ Nathan Every
Nathan Every